EXHIBIT 21

THE ROWE COMPANIES

AND WHOLLY-OWNED SUBSIDIARIES

LIST OF SUBSIDIARIES

The Company has five wholly-owned subsidiaries:

(1)	Rowe Furniture, Inc., a Virginia Corporation

(2)	Rowe Properties, Inc., a California Corporation

(3)	Rowe Furniture Wood Products, Inc., a California Corporation (formerly The Wexford Collection, Inc.)

(4)	Rowe Diversified, Inc., a Delaware Corporation

(5)	Storehouse, Inc., a Georgia Corporation